                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                      (Name of Subject Company (Issuer))

                    EA ENGINEERING ACQUISITION CORPORATION
                         EA ENGINEERING HOLDINGS, LLC
                         THE LOUIS BERGER GROUP, INC.
                                 ECOLAIR LLLP
                            LOREN D. JENSEN, Ph.D.
                            (Name of Filing Person)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                 000267911105
                     (CUSIP Number of Class of Securities)

          LOREN D. JENSEN                              DERISH M. WOLFF
EA ENGINEERING ACQUISITION CORPORATION           THE LOUIS BERGER GROUP, INC.
        11019 MCCORMICK ROAD                          100 HALSTED STREET
              SUITE 250                          EAST ORANGE, NEW JERSEY 07018
        HUNT VALLEY, MD 21031                           (973) 678-1960
            (410) 527-3501

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                              WALTER G. LOHR, JR.
                            HOGAN & HARTSON L.L.P.
                     111 SOUTH CALVERT STREET, SUITE 1600
                              BALTIMORE, MD 21202
                                (410) 659-2700

                           CALCULATION OF FILING FEE
   TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
   ---------------------                      --------------------
       $10,466,244.00                                $2,094.00
* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $1.60 cash per share and 6,541,402 shares of Common Stock outstanding or represented by stock options, as of July 24, 2001.

[_]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                                   Filing Party: N/A
                         ---                                                 ---
Form or Registration No.:  N/A                                 Date Filed:  N/A
                           ---                                              ---

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.   [X] going-private transaction subject to Rule 13e-3.
[_] issuer tender offer subject to Rule 13e-4.        [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.[_]

     This Tender Offer Statement on Schedule TO relates to the offer by EA Engineering Acquisition Corporation (the "Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of EA Engineering Holdings, LLC (the "Parent"), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (the "Company"), a Delaware corporation, at a price of $1.60 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2001( the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning EA Engineering" is incorporated herein by reference.

     (b) Securities. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning EA Engineering" is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning Us, our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc." and the information set forth on Schedule I to the Offer of Purchase is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc." and on Schedule I is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information

     Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc." and on Schedule I is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in the Offer to Purchase under the captions "Introduction," "The Tender Offer--Terms of the Offer," "The Tender Offer--Procedures for Tendering Shares," "The Tender Offer-- Withdrawal Rights," "The Tender Offer--Purchase of Shares and Payment of Purchase Price," "The Tender Offer--Conditions of the Offer," and "Special Factors--Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Transactions. (1) Other than the transactions contemplated by the Offer to Purchase and other than as described in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc.," which is incorporated herein by reference, no transactions with an aggregate value of more than one percent of the Company's consolidated revenues, other than those described in paragraphs (b) and (c) of this Item 5, have occurred during the past two years between any of the filers, or to their knowledge any of their respective affiliates, on the one hand, and the Company or any of its affiliates that are not natural persons, on the other hand.

     (2) Other than as described in paragraphs (b) and (c) of this Item 5, no transactions or series of similar transactions with an aggregate value of more than $60,000 have occurred during the past two years between any of the filers, or to their knowledge any of their respective affiliates, on the one hand, and any executive officer, director or affiliate of the Company that is a natural person, on the other hand.

     (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the caption "Special Factors--Background of the Offer" is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors--Purpose of the Offer; Plans for EA Engineering" is incorporated herein by reference.

     (c) Plans. The information set forth in the Offer to Purchase under the captions "Special Factors--Purpose of the Offer; Plans for EA Engineering," "Special Factors--Merger Agreement" and "Special Factors--Certain Effects of the Offer and the Merger" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in the Offer to Purchase under the captions "Special Factors--Financing of the Offer" and "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

     (b) Conditions. The information set forth in the Offer to Purchase under the captions "Special Factors--Financing of the Offer" and "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the Offer to Purchase under the captions "Special Factors--Financing of the Offer" and "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The Information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc." and on Schedule II is incorporated herein by reference.

     (b) Securities Transactions. The Information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc." and on Schedule II is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED.

     (a) Solicitations or Recommendations. No person has been directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Financial Information. Pursuant to the Instructions to Item 10, financial information is not material.

     (b) Pro Forma Information. Pursuant to the Instructions to Item 10, pro forma information is not material.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth under the captions "Special Factors--Interests of Certain Persons in the Offer and the Merger," "Special Factors--Certain Effects of the Offer and the

     Merger" and "The Tender Offer--Certain Legal Matters" is incorporated herein by reference.

     (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase, dated August 1, 2001.
     (a)(2) Letter of Transmittal.
     (a)(3) Notice of Guaranteed Delivery.
     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(6) Press Release of EA Engineering, Science, and Technology, Inc. dated July 24, 2001.*
     (a)(7) Press Release of EA Engineering Acquisition Corporation dated August 1, 2001.
     (c) Fairness Opinion, dated as of July 23, 2001, by Legg Mason Wood Walker, Incorporated.
     (d)(1) Agreement and Plan of Merger, dated July 24, 2001, by and among EA Engineering Acquisition Corporation, EA Engineering Holdings, LLC, and EA Engineering, Science, and Technology, Inc.
     (d)(2) Stockholders Agreement, dated July 24, 2001, by and among The Louis Berger Group, Inc., Ecolair LLLP, Loren D. Jensen, the Melanie Ann Jensen Irrevocable Trust, the Allison Ann Jensen Irrevocable Trust, the Aaron Keith Jensen Irrevocable Trust and EA Engineering, Science, and Technology, Inc.
     (d)(3) Stock Voting, Non-Tender and Contribution Agreement, dated July 24, 2001, by and among EA Engineering Holdings, LLC, EA Engineering Acquisition Corporation, The Louis Berger Group, Inc., Ecolair LLLP, Loren D. Jensen, the Melanie Ann Jensen Irrevocable Trust, the Allison Ann Jensen Irrevocable Trust and the Aaron Keith Jensen Irrevocable Trust.
     (f) Section 262 of the Delaware General Corporation Law regarding appraisal rights.**
     (g)    None.
     (h)    Not applicable.

* Previously filed on Schedule TO-C with the Securities and Exchange Commission on July 24, 2001.
** Incorporated by reference to Annex A of the Offer to Purchase filed as Exhibit (a)(1) hereto.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     The Offer constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by
     Schedule 13E-3 that has not already been set forth above in Items 1-12 of this Schedule TO. The Louis Berger Group, Inc. does not concede as a result of providing such information or otherwise complying with Rule 13e-3 that it (or any of its affiliates) are affiliates of EA Engineering or subject to the requirements of such Rule.

     Item 2 of Schedule 13E-3 - Subject Company Information.

          (d) Dividends. The information set forth in "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference.

          (e) Prior Public Offering. The filing persons have not made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

          (f) Prior Stock Purchases. The filing persons have not purchased any subject securities during the past two years.

     Item 4 of Schedule 13E-3 - Terms of the Transaction.

          (c) Different Terms. The information set forth in the Offer to Purchase under the caption "Special Factors--Interests of Certain Persons in the Offer and the Merger" are incorporated herein by reference.

          (d) Appraisal Rights. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Legal Matters" is incorporated herein by reference.

          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under the caption "Special Factors-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

          (f) Eligibility for Listing or Trading. The transaction does not involve the offer of securities of any filing person in exchange for equity securities held by unaffiliated security holders of the subject company.

     Item 5 of Schedule 13E-3 - Past Contacts, Transactions, Negotiations and Agreements.

          (c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the caption "Special Factors--Background of the Offer" is incorporated herein by reference.

          (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the caption "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

     Item 6 of Schedule 13E-3 - Purposes of the Transactions and Plans or Proposals.

          (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "Special Factors--Merger Agreement" is incorporated herein by reference.

          (c) Plans. (8) The information set forth in the Offer to Purchase under the caption "Special Factors--Certain Effects of the Offer and the Merger" is incorporated herein by reference.

     Item 7 of Schedule 13E-3 - Purposes, Alternatives, Reasons and Effects.

          (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors--Purposes of the Offer; Plans for EA Engineering" is incorporated herein by reference.

          (b) Alternatives. The information set forth in the Offer to Purchase under the caption "Special Factors--Background of the Merger" is incorporated herein by reference.

          (c) Reasons. The information set forth in the Offer to Purchase under the captions "Special Factors--Background" and "Special Factors-- Purposes of the Offer; Plans for EA Engineering" is incorporated herein by reference.

          (d) Effects. The information set forth in the Offer to Purchase under the captions "Special Factors--Purposes of the Offer; Plans for EA Engineering" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

     Item 8 of Schedule 13E-3 - Fairness of the Transaction.

          (a) Fairness. The information set forth in the Offer to Purchase under the caption "Special Factors --Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

          (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the captions "Special Factors-- Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

          (c) Approval of Security Holders. The information set forth in the Offer to Purchase under the caption "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

          (d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the caption "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

          (e) Approval of Directors. The information set forth in the Offer to Purchase under the caption "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

          (f) Other Offers. The information set forth in the Offer to Purchase under the caption "Special Factors--Background of the Offer" is incorporated herein by reference.

     Item 9 of Schedule 13E-3 - Reports, Opinions, Appraisals and Negotiations.

          (a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the captions "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

          (b) Prepare and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the captions "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

          (c) Availability of Documents. The information set forth in the Offer to Purchase under the caption "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

     Item 10 of Schedule 13E-3 - Source and Amount of Funds or Other Consideration.

          (c) Expenses. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Fees and Expenses" is incorporated herein by reference.

     Item 12 of Schedule 13E-3 - The Solicitation or Recommendation.

          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the captions "Special Factors--Recommendation of the Special Committee and the Board of Directors;

          Fairness of the Offer and the Merger" and "Special Factors-- Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

          (e) Approval of Directors. The information set forth in the Offer to Purchase under the caption "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

     Item 13 of Schedule 13E-3 - Financial Statements.

          (a) Financial Information. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning EA Engineering" is incorporated herein by reference.

                 The audited financial statements of the Company as of and for the fiscal years ended August 31, 1999 and August 31, 2000 are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual report on Form 10-K for the fiscal year ended August 31, 2000 filed with the Securities and Exchange Commission on November 20, 2000.

                 The unaudited financial statements of the Company as of and for the quarter and nine months ended May 31, 2000 and May 31, 2001, are hereby expressly incorporated by reference herein by reference to part I, Item 2 of the Company's Quarterly Report on From 10-Q for the quarter and nine months ended May 31, 2001 filed with the Securities and Exchange Commission on July 24, 2001.

          (b) Pro forma Information. Pursuant to the Instructions to Item 13, pro forma information is not material.

     Item 14 of Schedule 13E-3 - Persons/Assets, Retained, Employed, Compensated or Used.

          (b) Employees and Corporate Assets. Other than Loren D. Jensen, Ph.D., in his capacity as a filing person, no officer, employee or corporate assets of the Company has been or will be used by any of the filing persons in connection with the transaction.

     Item 16 of Schedule 13E-3 - Exhibits.

          The response to this item is included in Item 12 of this Schedule TO.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2001             EA ENGINEERING HOLDINGS, LLC


                                  By: /s/ LOREN D. JENSEN
                                     -------------------------------------------
                                  Name: Loren D. Jensen
                                  Title: President


Dated: August 1, 2001             EA ENGINEERING ACQUISITION CORPORATION


                                  By: /s/ LOREN D. JENSEN
                                     -------------------------------------------
                                  Name: Loren D. Jensen
                                  Title: President


Dated: August 1, 2001             THE LOUIS BERGER GROUP, INC.


                                  By: /s/ LEON A. MARANTZ
                                     -------------------------------------------
                                  Name: Leon A. Marantz
                                  Title: Chair of Finance Committee

Dated: August 1, 2001             ECOLAIR LLLP


                                  By: /s/ LOREN D. JENSEN
                                     -------------------------------------------
                                  Name: Loren D. Jensen
                                  General Partner


Dated: August 1, 2001              /s/ LOREN D. JENSEN
                                  ----------------------------------------------
                                  Loren D. Jensen, Ph.D.